                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 1)

                               SECURED INCOME L.P.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    813901105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               MS. MARTHA L. LONG
                              SENIOR VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                         55 BEATTIE PLACE, P.O. BOX 1089
                        GREENVILLE, SOUTH CAROLINA 29601
                            TELEPHONE: (864) 239-1000

                                   Copies to:
                                GREGORY M. CHAIT
                                  M. TODD WADE
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., SUITE 1600
                             ATLANTA, GEORGIA 30303
                            TELEPHONE: (404) 572-6600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

CUSIP NO. NOT APPLICABLE               13D                    PAGE 2 OF 10 PAGES

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         NOT APPLICABLE.
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF        7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY      -------------------------------------------------------
         OWNED BY        8     SHARED VOTING POWER
      EACH REPORTING
        PERSON WITH            162,564 UNITS
                         -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               162,564 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         162,564 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                    PAGE 3 OF 10 PAGES

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO-GP, INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF        7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY      -------------------------------------------------------
         OWNED BY        8     SHARED VOTING POWER
      EACH REPORTING
        PERSON WITH            162,564 UNITS
                         -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               162,564 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         162,564 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                    PAGE 4 OF 10 PAGES

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         MARYLAND
--------------------------------------------------------------------------------
        NUMBER OF        7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY      -------------------------------------------------------
         OWNED BY        8     SHARED VOTING POWER
      EACH REPORTING
        PERSON WITH            162,564 UNITS
                         -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               162,564 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         162,564 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                    PAGE 5 OF 10 PAGES

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO/BETHESDA HOLDINGS, INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF        7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY      -------------------------------------------------------
         OWNED BY        8     SHARED VOTING POWER
      EACH REPORTING
        PERSON WITH            162,564 UNITS
                         -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               162,564 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         162,564 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                    PAGE 6 OF 10 PAGES

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         WC, BK
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF        7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY      -------------------------------------------------------
         OWNED BY        8     SHARED VOTING POWER
      EACH REPORTING
        PERSON WITH            162,564 UNITS
                         -------------------------------------------------------
                         9     SOLE DISPOSITIVE POWER

                         -------------------------------------------------------
                         10    SHARED DISPOSITIVE POWER

                               162,564 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         162,564 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.5%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                    PAGE 7 OF 10 PAGES


Item 1. Security and Issuer


         The name of the issuer is Secured Income L.P., a Delaware limited partnership (the "Partnership"), the address of its principal executive offices is 599 West Putnam Avenue, Greenwich, Connecticut 06830, and its telephone number (203) 869-0900. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership (the "Units").

         This Amendment No. 1 (this "Amendment") amends the Statement on
Schedule 13D filed previously by AIMCO Properties, L.P. or certain of its affiliates.

Item 2. Identity and Background

         (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

                  (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is
                           (303) 757-8101. Its principal business concerns owning and operating multi-family residential properties.

                  (2) AIMCO-GP, Inc., a Delaware corporation, with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

                  (3) Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business involves owning and managing multi-family residential properties.

                  (4) AIMCO/Bethesda Holdings, Inc., a Delaware corporation, with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business concern is owning and managing multi-family residential properties.

                  (5) AIMCO/Bethesda Holdings Acquisitions, Inc., a Delaware corporation ("AIMCO/Bethesda"), with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business concern is owning and managing multi-family residential properties.

CUSIP NO. NOT APPLICABLE               13D                    PAGE 8 OF 10 PAGES


         (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

         On August 31, 2004, AIMCO/Bethesda purchased, in a private transaction, 162,564 Units from AIMCO Properties, its indirect parent. AIMCO/Bethesda acquired the Units for investment purposes.

         AIMCO/Bethesda is currently making a tender offer to purchase the outstanding Units of the Partnership for $23.30 per Unit in cash. The tender offer is currently scheduled to expire on September 29, 2004. The specific terms of the tender offer are set forth in the offer to purchase, filed as Exhibit
(a)(1) to the Schedule TO filed on September 1, 2004, by AIMCO/Bethesda. AIMCO/Bethesda believes that its offer provides an opportunity to increase its ownership interest in the property of the Partnership while providing the investors of the Partnership with an opportunity to liquidate their current investment.

         Although AIMCO/Bethesda has no present intention to acquire additional Units or sell Units after completion or termination of the current offer, it may do so in the future. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the Units purchased pursuant to the current offer, and may be for cash, limited partnership interests in its affiliate, AIMCO Properties, or other consideration. AIMCO/Bethesda may consider selling some or all of the Units it acquires pursuant to the current offer to persons not yet determined, which may include its affiliates. AIMCO/Bethesda may also buy the properties held by the Partnership, although AIMCO/Bethesda has no present intention to do so. There can be no assurance, however, that AIMCO/Bethesda will initiate or complete, or will cause the Partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.

         Except as set forth herein, no Reporting Person has any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a purchase or sale or transfer of a material amount of the Partnership's assets; any changes in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization, indebtedness or distribution policy; of any other material changes in their structure or business; changes in the Partnership's charter or limited partnership agreement which may impede the acquisition or control of the Partnership by any person; or causing the Partnership's Units to

CUSIP NO. NOT APPLICABLE               13D                    PAGE 9 OF 10 PAGES

become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. AIMCO Properties or its affiliates may loan funds to the Partnership which may be secured by the Partnership's property. If any such loans are made, upon default of such loans, AIMCO Properties or its affiliates could seek to foreclose on the loan and related mortgage or security interest. However, AIMCO/Bethesda expects that, consistent with the fiduciary obligations of the general partner of the Partnership, the general partner will seek and review opportunities, including opportunities identified by AIMCO Properties, to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners. A merger or other consolidation transaction may require a vote of the limited partners of the Partnership in accordance with the Partnership's Limited Partnership Agreement or applicable state laws.

Item 5. Interest in Securities of the Issuer

         (a) - (b) The information in lines 7 through 11 and 13 of each Reporting Person's cover page is incorporated herein by reference.

         (c)      Not applicable.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Units beneficially owned by the reporting persons.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7. Material to be Filed as Exhibits.

         Exhibit 7.1 Purchase Agreement, dated August 31, 2004, by and between AIMCO Properties, L.P. and AIMCO/Bethesda Holdings Acquisitions, Inc.

         Exhibit 7.2 Offer to Purchase limited partnership units of Secured Income L.P., dated September 1, 2004 (Exhibit
                           (a)(1) to the Schedule TO filed by AIMCO/Bethesda with the Commission on September 1, 2004 is incorporated herein by reference).

         Exhibit 7.3       Agreement of Joint Filing, dated September 2, 2004.

CUSIP NO. NOT APPLICABLE               13D                   PAGE 10 OF 10 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 2004

                                       AIMCO PROPERTIES, L.P.


                                       By: AIMCO-GP, INC.
                                           -------------------------------------
                                           (General Partner)

                                        AIMCO-GP, INC.

                                        APARTMENT INVESTMENT AND
                                        MANAGEMENT COMPANY

                                        AIMCO/BETHESDA HOLDINGS, INC.

                                        AIMCO/BETHESDA HOLDINGS
                                        ACQUISITIONS, INC.


                                        By: /s/ Martha L. Long
                                            ------------------------------------
                                            Senior Vice President
                                            of each of the foregoing entities